Dundee Place, 28th Floor, 1 Adelaide Street East, Toronto, Ontario M5C 2V9

November 6, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Dundee Corporation Form 40-F for the fiscal year ended December 31, 2008 Form 6-K filed on August 13, 2009 File No. 0-25542

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 40-F of Dundee Corporation (“Dundee” or the “Company”) for the fiscal year ended December 31, 2008 and Form 6-K filed on August 13, 2009, contained in your letter, dated October 6, 2009, to Ms. Lucie Presot, Vice President and Chief Financial Officer of Dundee.

For your convenience, the Staff’s comments have been reproduced below in italicized text and are followed by the Company’s responses to the comments in plain text.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

SEC Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Company Response 1:

Noted.

Notes to the Financial Statements

Note 13.  Corporate Debt, page 30

SEC Comment 2:
We note your response to prior comment 4 in our letter dated June 8, 2009.  Please help us further understand the appropriateness of how you determined the fair value of the embedded derivative under both US and Canadian GAAP.  Your response indicates that the fair value was determined solely based on the amount of your obligation to deliver Dundee REIT units on the exercise of the Exchange feature, which appears to be determined by the number of units that the debentures could be converted into multiplied by the current trading value.  Please identify an appropriate pricing model to support your fair value of the embedded derivative and identify the key inputs such as the volatility in the trading value of the REIT units and the life of the conversion feature.  Refer to paragraph 17 of SFAS 133.  In addition, please clarify your disclosures in your future filings as your disclosures on page 55 of Exhibit 99.4 of the Form 6-K filed on August 13, 2009 do not appear to indicate that you are separately accounting for the embedded derivative.

Company Response 2:
The Company acknowledges that paragraph 17 of SFAS 133 requires that the Company recognize all of its derivative instruments in its statement of financial position as either assets or liabilities, depending on the rights or obligations under the relevant contracts.  The Company also acknowledges that paragraph 17 further requires that such derivative instruments be measured at their fair value.

Classification of Embedded Exchange Feature as an Asset or a Liability
The Company’s 5.85% exchangeable unsecured subordinated debentures (the “Exchangeable Debentures”) are exchangeable, at the option of the holder, into Series A units (the “Units”) of Dundee Real Estate Investment Trust (“Dundee REIT”) on the basis of $1,000 principal amount of Exchangeable Debentures for 33.6134 Units.  This reflects an exchange price of $29.75 per Unit.

In situations where the value of the Units exceeds the exchange ratio (i.e., when the trading value of Dundee REIT exceeds $29.75 per Unit), the Company has an obligation to deliver assets to satisfy its obligation pursuant to the exchange feature, if exercised, in amounts that are in excess of the par value of the underlying Exchangeable Debentures.

However, in situations where the fair value of the underlying Units is trading below the exchange price, the Company does not have the right to avail itself of the opportunity to deliver Units in settlement of the Exchangeable Debentures.

Based on the above, we have concluded that the embedded exchange feature is an obligation of the Company with a fair value that will fluctuate based on the underlying trading value of the Units, and should therefore be recognized as a liability of the Company.  As the exchange feature does not provide the Company with a right to deliver Units with a value below the underlying principal value of the Exchangeable Debentures, the fair value of the embedded exchange feature may never be deemed an asset.  Essentially, the embedded derivative has a “floor price” when the value of the Units falls below the exchange price.

Determination of Fair Value of the Embedded Exchange Feature
The Company believes that the best estimate of fair value of the embedded exchange feature at each balance sheet date is the value of the assets that the Company would have to deliver in settlement of such exchange feature.  The Company has measured this amount using the intrinsic value of the underlying Units.  In fact, the Company recognizes that it has an economic hedge in respect of the embedded exchange feature, in that it already holds in excess of the required number of Units that it could potentially be required to deliver.  For US GAAP purposes, these Units are recorded at fair value and, accordingly, the Company believes that it is appropriate to record the change in the underlying embedded exchange feature to correspond with the changes in the underlying fair value of the assets to be delivered.

However, in response to the comments raised by Staff, we have considered alternative valuation approaches to determining the fair value of the embedded exchange feature, the results of which are outlined below:

▪
The Exchangeable Debentures have characteristics of both debt and equity.  These characteristics are analogous to those that characterize a convertible debt security; (i) a debt component in that there is a predetermined schedule of payments that occur on specific dates, and (ii) an equity component, through the exchange feature which permits the holder of the Exchangeable Debentures to participate in the upside of the Units.

▪
With the assistance of an unrelated, third-party advisor, we selected a valuation model that recognizes both the debt and equity components of the Exchangeable Debentures.  The model we applied is described by Tsiveriotis and Fernandes (1998)[1], and is based on the premise that the equity and debt components of the Exchangeable Debenture have different default risks:

o	The equity component has no default risk since the Company will always be in a position to deliver the Units. As a result, the equity component is discounted at the risk-free rate.
o
However, the debt component should be discounted at a risk-free rate plus a credit spread to reflect the Company’s risk profile, including its ability to meet its obligations in respect of the payment of interest and redemption values.

▪	The following general assumptions were applied to the model, determined as of the reporting date of December 31, 2007:
o	The historic volatility in the underlying Units was measured using periods of six months, and one and two year periods and determined to be approximately 20%;
o	We determined a credit spread of 2% based on the credit rating of the Company and credit spreads of similar rated securities observed in market yields and the US interest rate swap curve;
o	We estimated a dividend yield of 6.5% on the Units, based on their historical 12 month dividend yield at the valuation date; and
o	A trading value of the Units at the valuation date of $33.72.

▪
Based on these assumptions, we estimated the aggregate fair value of the Exchangeable Debentures on December 31, 2007 at approximately $11.6 million, including $9.6 million attributed to the debt component and $2.0 million attributed to the equity component, or the embedded exchange feature.

[1] Valuing Convertible Bonds with Credit Risk, The Journal of Fixed Income, September 1998, pages 95-102

The Company recorded the fair value of the embedded exchange feature as $1.3 million, a difference of approximately $0.7 million below the fair value determined using the valuation model described above.  While the Company does not believe that this constitutes a material difference for purposes of financial reporting, we did conduct sensitivity testing to ensure that changes in our underlying assumptions would not significantly change the conclusions reached.  The results of that sensitivity analysis are summarized in the table below:

	Range		Fair Value of Exchange Feature
			(in millions of dollars)
	Low	High	Low	High
Volatility	15%	25%	$1.9	$2.3
Share price	$30	$34	$1.3	$2.6
Credit spread	1%	3%	$1.5	$2.5

At December 31, 2008, the value of the Units fell below the exchange price and, as discussed previously, the embedded exchange feature was determined to have a value of $nil.

The Company will continue to monitor the fair value of the embedded exchange feature each period, using both the intrinsic value and alternative valuation approach.

Disclosure
We have modified our disclosures as at and for the nine months ended September 30, 2009 as illustrated below.  We believe that this disclosure will clarify that that we are separately accounting for the embedded derivative.

“The Company has determined that at September 30, 2009, the fair value of the embedded exchange feature was $nil and therefore, the Exchangeable Debentures were carried at their amortized cost”.

Note 29.  Differences Between Canadian and United States Generally Accepted Principles, page 59

SEC Comment 3:
We note your response to prior comment 7 in our letter dated June 8, 2009.  Given the guidance in paragraphs 23 and 27 of SFAS 95, we continue to believe that sales commission payments should be classified as operating activities for US GAAP purposes.  In future filings, please provide statements of cash flow information for US GAAP purposes that reflects sales commissions incurred within cash flows from operating activities for all periods presented.  It does not appear that the classification of these cash flows would be different under Canadian GAAP.  Please supplementally confirm that the company will make this change in its future filings.

Company Response 3:
The Company accepts the conclusions reached by Staff as to the classification of sales commission payments as an operating activity in the Company’s statement of cash flows for US GAAP purposes and confirms that it will reflect this change in the statement of cash flow information under US GAAP as part of our Item 17 reconciliation to US GAAP, which is to be included in future annual filings of Form 40-F, beginning with the filing of such form as at and for the year ended December 31, 2009.

The Company, however, continues to believe that the classification of these payments as an investment activity is an acceptable classification, for reasons set out in our prior response letters, the most important of which is the fact that all of the Company’s industry peers in Canada report sales commission payments as investing activities.  The Company will continue to evaluate this issue in the context of CICA Handbook Section 1540, Cash Flow Statements, as well as IAS 7, Statement of Cash Flows, given the mandatory changeover to IFRS on January 1, 2011 in Canada.

Accordingly, we propose to include in future filings on Form 40-F a footnote to our US GAAP reconciliation note that states the following:

“Under US GAAP, the Company has classified cash payments of sales commissions incurred on the distribution of mutual funds as an operating activity, whereas under Canadian GAAP, these cash payments have been classified as an investing activity”.

We furthermore propose to include a table that would reconcile the statement of cash flows pursuant to Canadian GAAP to the statement of cash flows prepared under US GAAP requirements, as illustrated below.

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
As reported under Canadian GAAP	$131,868	$188,285
Effect of FASB Statement No. 95
Sales commission incurred on distribution of mutual funds	(108,890)	(100,711)
Cash provided from operating activities	$22,978	$87,574

CASH FLOWS FROM INVESTING ACTIVITIES
As reported under Canadian GAAP	$(150,220)	$(763,746)
Effect of FASB Statement No. 95
Sales commission incurred on distribution of mutual funds	108,890	100,711
Cash used in investing activities	$(41,330)	$(663,035)

SEC Comment 4:
We note your response to prior comment 9 in our letter dated June 8, 2009.  The ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank of Canada and as such do not appear to be part of the “component of an entity” that was sold.  Pursuant to paragraph 43 of SFAS 144, only the results of operations of the component that has been disposed of or is classified as held for sale shall be reported as discontinued operations.  Given that the ABCP investments were not part of the operations which were discontinued, we continue to believe that the ABCP investment impairment provision should have been presented within net (loss) earnings from continuing operations under US GAAP.  Correspondingly, any income and expenses related to ABCP investments should also have been included in net (loss) earnings from continuing operations under US GAAP.  However, since your presentation of these losses as discontinued operations was in 2007 and your results of operations for that period will not be presented in your Form 40-F for the year ended December 31, 2009, we will not insist that the company amend its December 31, 2008 Form 40-F.  Nonetheless, please note that for any similar transaction that arises in the future, we would expect you to present similar gains and losses within continuing operations.

Company Response 4:

Noted.

FORM 6-K FILED ON AUGUST 13, 2009

Exhibit 99.4

Note 19.  Financial Instruments and Capital Management, page 55

Restructured Asset-Backed Commercial Paper, page 57

SEC Comment 5:
On January 21, 2009, as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth received longer-term, floating rate notes.  DundeeWealth has classified these notes as held-for-trading and there are currently no market quotations available for the notes.  Consistent with methodologies applied to determine fair value of these financial assets at December 31, 2008, DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Please help us further understand how you account for your investment in these notes for US GAAP purposes, including whether you classify them as trading pursuant to SFAS 115.  If so, please tell us how you determined that they have readily determinable fair values pursuant to paragraph 3 of SFAS 115 as well as how you determined they should be classified as trading based on the guidance in paragraph 12(a) of SFAS 115.

Company Response 5:

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  As a foreign private issuer, we are not subject to the quarterly reporting requirements of the Exchange Act, other than to furnish on Form 6-K the interim information distributed in Canada.  On that basis, it is our understanding that we are not required to reconcile to US GAAP on a quarterly basis.

Nonetheless, in response to Staff’s comment, the Company has considered the appropriateness of the classification of these assets as trading securities pursuant to paragraphs 3 and 12(a) of SFAS 115.  The Company’s preliminary conclusion is that such classification is appropriate under US GAAP based on the following:

o
Paragraph 3 sets out the scope pursuant to which SFAS 115 applies and, in that regard, specifically states that the provisions in the statement relate to “…equity securities that have readily determinable fair values and all investments in debt securities”[emphasis added].  The new notes are financial assets that do not meet the definition of a loan or receivable, but rather, are debt securities.  Therefore, we have concluded that it would be appropriate to account for the floating rate notes (“FRNs”) within the scope of SFAS 115.

o
Having concluded that the FRNs are debt instruments and are therefore within the scope of SFAS 115 as outlined in paragraph 3, the Company then assessed the appropriate classification of these financial assets pursuant to paragraphs 7 and 12 of SFAS 115.

o
To qualify as a held-to-maturity asset, the holder of the investment in debt securities must have the positive intent and the ability to hold the asset to maturity.  Notwithstanding that the Company has the financial ability to hold these securities to maturity, the Company’s reasonable judgment is that it does not have the intent to hold them to maturity.  Therefore, pursuant to paragraph 7 of SFAS 115, the classification of the FRNs as held-to-maturity is not appropriate.

o
Paragraph 12 of SFAS 115 permits the classification of debt securities that are not otherwise classified as held-to-maturity as either trading securities (paragraph 12(a)) or available-for-sale securities (paragraph 12(b)).

o
On initial recognition of the FRNs, the Company completed an assessment  to determine whether the FRNs contained any embedded derivatives and whether the economic characteristics and risks of any such embedded derivatives are closely related to those of the host debt instrument.

o
Certain of the FRNs provide an interest in the underlying credit default swaps of the conduit trusts.  Therefore, the performance of these notes is dependent on the performance of the assets referenced in the swaps held by the issuing conduit trust.

o	The FRNs are therefore considered to be, in substance, a hybrid instrument containing a credit derivative that is not closely related to the host debt instrument.

o
CICA Handbook section 3855, paragraph 37, would require that, in the absence of the classification of the host debt instrument as held-for-trading, the embedded derivative would need to be accounted for separately in the same manner as a freestanding derivative.  This is consistent with the provisions of SFAS 133 – Accounting for Derivative Instruments and Hedging Activities, paragraph 12.

o
However, the Company has determined that the fair value of the embedded derivative cannot be reliably measured based on information currently available to holders of FRNs. Pursuant to CICA Handbook section 3855, paragraph 38, an inability to measure the fair value of an embedded derivative requires that the entire contract be classified for as held-for-trading and accounted for accordingly.  These provisions are consistent with the requirements of SFAS 133, paragraph 16.

The Company therefore believes that the classification of such FRNs as trading securities is appropriate under both Canadian GAAP and US GAAP.

SEC Comment 6:
At June 30, 2009, DundeeWealth determined that the fair value of the floating rate notes was $172,761,000, reflecting market appreciation of $46,047,000 over their carrying value.  These disclosures indicate that the carrying value of the floating rate notes was $126,714,000.  Your disclosures on page 45 indicate that the fair value of the asset-backed commercial paper at December 31, 2008 was $169,478,000.  We also note that the asset-backed commercial paper was accounted for as available-for-sale securities prior to the exchange.  Please provide us with a comprehensive explanation of how you accounted for the exchange of the asset-backed commercial paper for the longer-term floating rate notes on January 21, 2009.  Your explanation should include whether you recorded a gain or loss on the transaction and how you arrived at any gain or loss amounts.  Please also address your consideration of any amounts included in accumulated other comprehensive income related to the asset-backed commercial paper in arriving at any gain or loss amounts.

Company Response 6:
The table below illustrates changes to the carrying value of the Company’s investments in asset-backed commercial paper (“ABCP”) and FRNs from December 31, 2008 to June 30, 2009.

(in thousands of dollars)
Carrying value at December 31, 2008	$169,478
Receipt of accrued interest concurrent with approval of restructuring of ABCP	(16,842)
Cash receipts in respect of FRNs
Accrued interest	(93)
Principal repayments	(25,829)
126,714
Mark-to-market adjustment	46,047
Carrying value as at June 30, 2009	$172,761

An estimate of the accumulated cash in the conduit trusts payable on the completion of the restructuring and subsequent exchange of the ABCP for FRNs was included in the determination of the fair value of the ABCP on December 31, 2008.  Accordingly, when such cash was received in early January 2009, the amount was applied against the carrying value of the ABCP and was not recorded as interest income.

The Company has determined that the exchange of ABCP for FRNs is a transaction of substance as the terms and conditions of the ABCP varies significantly from the terms and conditions of the FRNs received in exchange.  Accordingly, pursuant to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, paragraph 55, the Company removed its investment in ABCP from its balance sheet and gave initial recognition to the FRNs at their fair value.

Notwithstanding the significant changes to the terms and conditions of the FRNs relative to those of ABCP, the Company noted that the underlying security to the structured product remained essentially unchanged.  In fact, as will be further discussed in our response to SEC Comment 7, the Company continued to apply the same valuation technique to the determination of fair value of the FRNs as was used to determine the fair value of ABCP.  Based on the established valuation technique, the carrying value of the FRNs at the time of initial recognition was determined, in all material respects, to be equal to the fair value of the ABCP immediately prior to the exchange.  Accordingly, there was no resulting gain or loss recognized in net earnings.

The Company had determined that its investment in ABCP was other-than-temporarily impaired at December 31, 2008, immediately prior to the exchange.  Accordingly, all amounts otherwise included in accumulated other comprehensive income were reversed into the statement of net earnings.  There was no balance of unrealized gains or losses related to the ABCP accumulated in other comprehensive income to be recognized in net earnings upon the exchange of the ABCP for new FRNs, and therefore the financial impact to the Company’s financial position upon the exchange was $Nil.

SEC Comment 7:
You recorded fair value adjustments of $36.6 million and pre-tax earnings of $54.2 million for the six months ended June 30, 2009.  You recorded fair value adjustments of $45.6 million and pre-tax earnings of $71.9 million for the three months ended June 30, 2009.  Given the significance of these adjustments to your pre-tax earnings as well as that the majority of the adjustments appear to be related to the floating rate notes, please consider further expanding your disclosures regarding how you determine the fair value of these notes.  In this regard, please consider providing the following in your disclosures:
•
A more detailed description of the specific valuation techniques or models used as well as any material changes made during the reporting period to those techniques or models, why the changes were made, and, to the extent possible, the quantitative effect of those changes;

•
To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models.  Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;

•	A discussion of your consideration of the liquidity of these notes in arriving at fair value estimates;
•	A discussion of how the techniques or models used are validated;
•	A discussion of how sensitive the fair value estimates are to the significant inputs the technique or model uses;
•	If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources; and
•	You state that DundeeWealth's valuation methodology was based on incomplete information. Please further explain how it was incomplete and your consideration of this factor in determining fair value.

Company Response 7:
We will consider enhancing our disclosure in respect of the determination of fair value in future filings.

Staff should also note, however, that effective December 31, 2009, the Company will be required to comply with amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  The amendments are applicable to the Company’s annual financial statements beginning with fiscal 2009.  The Company is currently assessing the impact of these requirements on its financial statement disclosure.  We believe that these new Canadian GAAP disclosures will significantly enhance the Company’s fair value disclosures in the financial statements.

In specific response to items identified by Staff in its comment, we offer the following:

▪
The valuation technique applied by the Company in determining the fair value of ABCP prior to the exchange of ABCP to FRNs is the same valuation technique that the Company applied in determining the fair value of the FRNs.  Our methodology did not change and therefore, the Company did not have any substantive changes to its financial disclosure.  We have indicated the consistency of the valuation methodology in Note 19 on page 22 of our unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009.

▪
While market indices are an integral part of the valuation technique, the most critical element impacting changes to fair value have been, and continue to be changes in market spreads and the associated volatility.  We refer Staff to Note 19 on page 23 of our unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009.

▪
Page 12 to the Company’s management’s discussion and analysis accompanying its unaudited interim consolidated financial statements states that there are currently no market quotations available for the FRNs.  Liquidity is a significant factor that and it cannot be fully analyzed for valuation impact on the pricing of the FRNs.  The valuation technique assumes liquidity is a derivative of market pricing and volatility.  As such, by taking a conservative view of the fair value of the underlying assets, the valuation also encapsulates an important element of liquidity pricing.  As well, dealer quotes on assets and index pricing do include a liquidity element.  The element of the liquidity pricing which the valuation cannot capture is the impact of institutional motivation and behaviour on the pricing of the FRNs when and if the restructured notes start to trade.

▪
In order to assist management with the determination of fair value, the Company retained the professional services of a non-related, third-party firm specializing in structured finance products.  This firm was engaged to assist management in determining the fair value of both the ABCP and, on reorganization, the FRNs. The firm’s staff includes CFAs and other professionals with degrees in financial mathematics and engineering and with experience in financial markets and rating agency activities.  At each period end, management reviews the conclusions reached by the firm with key members of the firm, as well as with the Company’s external auditors.  Discussions encompass, amongst other items, an analysis of the appropriateness of the method of valuation, the various assumptions used in the model, market activity if any activity exists, and market pricing of similar assets.  The Company  has amended its management’s discussion and analysis to include reference to the assistance of outside experts in this field to determine fair value.

▪
Note 19, on page 23 of the Company’s unaudited interim financial statements as at and for the three and six months ended June 30, 2009 provides sensitivity analysis around the significant inputs to the valuation model, which, as discussed previously, is primarily driven by changes in credit spreads.  Specifically, in its disclosure, the Company indicates that a 10 basis point change in credit spreads may result in an approximate 4% change in the value of the FRNs.  We will continue to provide this type of sensitivity analysis in future filings.

▪
DundeeWealth does not factor the fair value of its investments in FRNs and CLOs in the determination of its cash requirements.  Therefore, decreases in the fair value of these assets will not impact its liquidity and capital resources.  Increases in the fair value of these assets will only impact DundeeWealth at the time such fair value is realized, at which time

DundeeWealth will be required to determine the appropriate re-investment terms for any excess capital.

▪
There are a number of underlying references that provide security to each structured credit product.  Like other investors, the Company does not have access to a complete list of all the underlying references to each structured product and, to the extent that it has knowledge of the underlying references, it does not always have complete information in respect of the credit worthiness of each underlying reference.  The Company’s valuation technique is based primarily on the types of assets rather than on an understanding of the underlying references.

The Company’s discussion of its exposure to changes in the fair value of these FRNs in its financial disclosure, including its management’s discussion and analysis, endeavours to inform the readers of its financial disclosure as to the uncertainties and imprecision in determining the fair value of FRNs in the current market.

We are available to discuss these issues or provide any further clarification that may assist the Commission in completing its review.  Please feel free to contact us, at your convenience, at the telephone number listed below.

Sincerely,
DUNDEE CORPORATION

/s/ Lucie Presot

Lucie Presot
Vice President and
Chief Financial Officer
Phone: (416) 365-5157

cc:           Ms. Nudrat Salik, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
Ms. Era Anagnosti, Staff Attorney
United States Securities and Exchange Commission